[redacted]

05039449 ISSION

BB 3/21

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST CAPITAL EQUITIES, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 GREAT NECK RD
(No. and Street)

GREAT NECK (City) NY (State) 11021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID H. SCHWARTZ 516-487-8220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAWRENCE J. KAPLAN, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

10 E MAIN ST #189 (Address) E. ISLIP (City) NY (State) 11730 (Zip Code)

SEC RECEIVED MAR 0 1 2005 WASH D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CA 3/23

BB

2A

OATH OR AFFIRMATION

I, DAVID H. SCHWARTZ, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST CAPITAL EQUITIES LTD, as of DECEMBER 31, 2004, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Christina E. Driscoll

Notary Public

CHRISTINA E. DRISCOLL
NOTARY PUBLIC, STATE OF NEW YORK
No. 01DR60873
Qualified in Queens County
Commission Expires 02/18/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

** TOTAL PAGE.02 **

LAWRENCE J. KAPLAN, CPA, P.C.

INDEPENDENT AUDITOR'S REPORT

First Capital Equities, Ltd.
Great Neck, New York

I have audited the accompanying statement of financial condition of First Capital Equities, Ltd. as of December 31, 2004, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Capital Equities, Ltd., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lawrence J. Kaplan, CPA, P.C.

East Islip, New York
February 21, 2005

10 EAST MAIN STREET . SUITE 189 . EAST ISLIP . NY . 11730
TELEPHONE (631) 859-3759 . FAX (631) 859-1246

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current Assets		
Cash	$ 176,988	
Interest receivable	9,923	
12B-1 Fees receivable	996	
Commissions receivable	1,365	
Total Current Assets		$ 189,272
Furniture and equipment - at cost, less $ 11,587 accumulated depreciation (Note 1)		- 0 -
Investment in NASDQ Warrants (Note 2)		20,100
Investment in Municipal Bonds - at market		457,811
Security deposits		3,025
TOTAL ASSETS		$ 670,208

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$ 595	
Accrued franchise tax	450	
Total Current Liabilities		$ 1,020
Shareholder's Equity		
Common stock, no par value, Authorized - 200 shares Issued and outstanding - 100 shares	8,000	
Additional paid-in capital	2,000	
Retained earnings	659,188	
Total Shareholder's Equity		669,188
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 670,208

See accompanying notes to financial statements.

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

Revenues		$ 159,979
Operating Expenses (Note 2)		41,779
OPERATING INCOME		118,200
Interest income	23,279	
Investment management fees	(751)	
Unrealized decrease in market value	(7,954)	14,574
NET INCOME		$ 132,774

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings
Balance - January 1, 2004	100	$ 8,000	$ 2,000	$ 683,114
Net Income for The Year	-	-	-	132,774
	100	8,000	2,000	815,888
Dividend distribution	-	-	-	156,700
BALANCE - DECEMBER 31, 2004	100	$ 8,000	$ 2,000	$ 659,188

See accompanying notes to financial statements.

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 132,774
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Unrealized decrease in market value	7,954	
Decrease in commissions receivable	$ 3,178	
Increase in interest receivable	(5,044)	
Decrease in 12B-1 Fees receivable	10,475	16,563
NET CASH PROVIDED BY OPERATING ACTIVITIES		149,337
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Tax free securities		(55,377)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of loans payable	(1,000)	
Repayment of loan from shareholder	(3,300)	
Dividend distribution	(156,700)	(161,000)
DECREASE IN CASH		(67,040)
Cash - beginning of year		244,028
CASH - END OF YEAR		$ 176,988

See accompanying notes to financial statements.

SUPPLEMENTARY SCHEDULES

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The Corporation has elected, under the applicable provisions of the Internal Revenue Code and the New York State Corporation Tax Act, to be treated as a Small Business Corporation. Accordingly, no provision for taxes based on income has been made in these financial statements.

Revenues are derived primarily from commissions and fees earned upon sale of Mutual Fund investments and Insurance Contracts.

Fixed assets are stated at cost, less accumulated depreciation.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTION

The Corporation occupies space in an office leased by a related party. Occupancy and other charges, including administrative fees, totaled $ 22,200 for the year, and are included in operating expenses.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 8 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004,the Company had net capital and minimum net capital requirements of $ 599,286 and $ 5,000 respectively.

FIRST CAPITAL EQUITIES, LTD.

SCHEDULE I

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2004

The company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See the accompanying independent auditors' report and notes to financial statements.

FIRST CAPITAL EQUITIES, LTD.

SCHEDULE II

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2004

Computation of Net Capital

Total shareholder's equity		$ 669,188
Non-allowable assets:		
12B-1 Fees receivable	$ 996	
Investment in NASDQ warrants	20,100	
Other	3,025	
		24,121
		645,067
Haircut - Municipal Bonds		45,781
NET CAPITAL		$ 599,286

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 68
Minimum net capital requirements of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
EXCESS NET CAPITAL	$ 594,286
EXCESS NET CAPITAL AT 1000%	$ 599,184

Computation of Aggregate Indebtedness

Total A.I. liabilities	$ 1,020
Ratio of aggregate indebtedness to net capital	.0001

See the accompanying independent auditors' report and notes to financial statements.

FIRST CAPITAL EQUITIES, LTD.
SCHEDULE III
RECONCILIATION PURSUANT TO RULE 17a-5(d)(a)
DECEMBER 31, 2004

Reconciliation of the computation of net capital pursuant to Rule 15c3-1 with the corresponding computation contained in the unaudited part IIa filing of Form X-17A-5 as of December 31, 2003

Net capital per computation contained herein	$ 599,286
Net capital per computation contained in Part IIa of Form X-17A-5	599,286
DECREASE IN NET CAPITAL	$(- 0 -)

See the accompanying independent auditors' report and notes to financial statements.

LAWRENCE J. KAPLAN, CPA, P.C.

SCHEDULE IV

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

First Capital Equities, Ltd.
Great Neck, New York

I have audited the financial statements of First Capital Equities, Ltd. as of and for the year ended December 31, 2004 and have issued my opinion thereon dated February 21, 2005. As part of my audit, I have made an evaluation of the internal control structure of First Capital Equities, Ltd. in effect at December 31, 2004. My evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included the accounting system, and the procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The company is exempt from compliance with Rule 15c-3 and no facts came to my attention indicating that such conditions for exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purpose of my study and evaluation were to determine the nature, timing, and extent of auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of First Capital Equities, Ltd. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for other purposes.

East Islip, New York
February 21, 2005

10 EAST MAIN STREET . SUITE 189 . EAST ISLIP . NY . 11730
TELEPHONE (631) 859-3759 . FAX (631) 859-1246

FIRST CAPITAL EQUITIES, LTD.
REPORT ON FINANCIAL STATEMENTS
JANUARY 1, 2004 to DECEMBER 31, 2004

INDEX